ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 9, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Dana Brown
Sonia Bednarowski
Beverly Singleton
Lyn Shenk

Re:	Planet Fitness, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted May 22, 2015
CIK No. 0001637207

Ladies and Gentlemen:

On behalf of Planet Fitness, Inc. (the “Company”), please find below the Company’s responses to certain of the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated June 8, 2015 (the “Comment Letter”) and pertaining to the Company’s above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company confirms that as of the date of this letter it continues to be an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”).

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.

General

1.	We note your response to our prior comment 1. Please disclose, including in “The recapitalization transactions” beginning on page 48, which transactions relate to the “Merger Agreement” and which transactions relate to the “recapitalization agreement,” including the Conversion transaction. We note that your response letter refers to a “Merger Agreement” whereas your registration statement refers to a “recapitalization agreement.” Based on prior discussions it appears that these may be separate agreements.

Securities and Exchange Commission	-2-	June 9, 2015

Response to Comment 1:

In response to the Staff’s comment, the Company advises the Staff that the merger of Planet Fitness Holdings, L.P. into Planet Fitness, Inc. (and the conversion of equity interests in Planet Fitness Holdings, L.P. into shares of Class A common stock of Planet Fitness, Inc.) will occur pursuant to a merger agreement, and the remaining recapitalization transactions will occur pursuant to a recapitalization agreement. The Company proposes to revise the disclosure on page 48 of the Registration Statement in connection with its submission of the Registration Statement or an amendment thereto (deleted language shown in ~~strike through~~ and added language underlined):

The recapitalization transactions

We refer to the ~~Conversion~~ Merger, Reclassification and entry into the exchange agreement, each as described below, as the “recapitalization transactions.” The Merger will be effected pursuant to a merger agreement by and among Planet Fitness, Inc. and Planet Fitness Holdings, L.P., and the recapitalization transactions will be effected pursuant to a recapitalization agreement by and among Planet Fitness, Inc., Pla-Fit Holdings, LLC, the Continuing LLC Owners and the Direct TSG Investors.

~~Conversion~~ Merger

Prior to this offering, the Direct TSG Investors held interests in Planet Fitness Holdings, L.P., a predecessor entity to Planet Fitness, Inc., which predecessor entity holds indirect interests in Pla-Fit Holdings, LLC. The Direct TSG Investors consist of investment funds affiliated with TSG. ~~In connection with the recapitalization transactions, these interests~~ Pursuant to a merger agreement dated                 , 2015, Planet Fitness Holdings, LP will be merged with and into Planet Fitness, Inc., and the interests in Planet Fitness Holdings, LP held by the Direct TSG Investors will be converted into Class A shares of common stock of Planet Fitness, Inc. ~~through the merger of the predecessor entity with Planet Fitness, Inc.~~ We refer to this as the ~~“Conversion”~~ “Merger.” Shares of Class A common stock will have both voting and economic rights in Planet Fitness, Inc. See “Description of capital stock.”

The ~~Conversion~~ Merger will be effected prior to the time our Class A common stock is registered under the Exchange Act and prior to the completion of this offering.

2.	We continue to consider your analysis regarding the issues presented in response to our prior comment 1. Please submit the Merger Agreement and Recapitalization Agreement or

Securities and Exchange Commission	-3-	June 9, 2015

the forms of these agreements with your next amendment. This will help us with our understanding of whether, at the time of filing the registration statement, the Direct TSG Investors will be irrevocably bound to purchase the securities they will offer for resale, subject only to conditions outside of their control.

Response to Comment 2:

In response to the Staff’s comment, in order to facilitate the Staff’s review, the Company hereby provides for the Staff’s review (i) the Form of Agreement and Plan of Merger, by and among Planet Fitness, Inc. and Planet Fitness Holdings, LP, attached hereto as Exhibit A (the “Merger Agreement”), and (ii) the Form of Recapitalization Agreement, by and among Planet Fitness, Inc., Pla-Fit Holdings, LLC, the Continuing LLC Owners (as defined therein) and the Direct TSG Investors (as defined therein), attached hereto as Exhibit B.

The Company has determined to effect the merger pursuant to the Merger Agreement as described below. The attached Merger Agreement provides that the merger (and resulting conversion of interests in Planet Fitness Holdings, L.P. into shares of Class A common stock of Planet Fitness, Inc.) will occur upon the earlier of (1) the time of pricing of this offering and (2) March 31, 2016. In the event this offering is abandoned or the pricing does not occur prior to March 31, 2016, the merger and resulting conversion will be consummated without further action on either of the parties or their controlling persons. In light of the foregoing, the Company believes that pursuant to the Merger Agreement the Direct TSG Investors would be irrevocably bound to acquire shares of Class A common stock, as contemplated by Securities Act Sections Compliance & Disclosure Interpretation 134.01.

The Company also notes, as described in response to comment 1 contained in the Staff’s letter of May 20, 2015, that following the merger the indirect interests in Pla-Fit Holdings, LLC held by the Direct TSG Investors will be held by Planet Fitness, Inc., and the Direct TSG Investors will hold their indirect interests in Pla-Fit Holdings, LLC (in the same proportion) through their ownership of Class A common stock of Planet Fitness, Inc. Therefore, the overall ownership of Pla-Fit Holdings, LLC held by the Direct TSG Investors before the merger is identical to the overall ownership of Pla-Fit Holdings, LLC held by the Direct TSG Investors after the merger. The number of shares of Class A common stock to be issued to the Direct TSG Investors in the merger will be determined based on the Reclassification and the number of Holdings Units in Pla-Fit Holdings, LLC outstanding immediately thereafter, but, regardless of the number, these shares of Class A common stock will represent an economic interest in and overall ownership of Pla-Fit Holdings, LLC that is identical before and after the merger.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7473 or Thomas J. Fraser of our offices at (617) 951-7063.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:	Chris Rondeau (Planet Fitness, Inc.)
Dorvin Lively (Planet Fitness, Inc.)
D. Rhett Brandon (Simpson Thacher & Bartlett LLP)
John C. Ericson (Simpson Thacher & Bartlett LLP)

Exhibit A

Form of Agreement and Plan of Merger

Attached.

AGREEMENT AND PLAN OF MERGER

OF

PLANET FITNESS HOLDINGS, L.P.

(A DELAWARE LIMITED PARTNERSHIP)

WITH AND INTO

PLANET FITNESS, INC.

(A DELAWARE CORPORATION)

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of [            ], 2015, by and among Planet Fitness, Inc., a Delaware corporation (the “Corporation”), and Planet Fitness Holdings, L.P., a Delaware limited partnership (“Holdings”), in accordance with Section 263 of the Delaware General Corporation Law (“DGCL”) and Section 17-211 of the Delaware Revised Uniform Limited Partnership Act (the “Limited Partnership Act”), respectively.

RECITALS:

WHEREAS, TSG6 PF Co-Investors A L.P. and TSG6 AIV II-A L.P. are the sole equity holders of Holdings (the “Sole Holdings Owners”);

WHEREAS, the Corporation is duly organized and validly existing under the laws of the State of Delaware and has authorized capital of one thousand (1,000) shares of Class A common stock, par value $0.01 per share (“Common Stock”), of which one hundred (100) shares are issued and outstanding and held by Christopher Rondeau (the “Sole Corporation Owner”);

WHEREAS, the Board of Directors of the Corporation has approved and deemed advisable the merger of Holdings with and into the Corporation, with the Corporation being the surviving entity in such merger, pursuant to the terms of this Agreement and in accordance with the DGCL;

WHEREAS, TSG6 Management L.L.C., as the general partner of Holdings (the “General Partner”), in accordance with Section 17 of the Limited Partnership Agreement of Holdings, in order to reconstitute Holdings as a corporation under the DGCL, has approved and deemed advisable the merger of Holdings with and into the Corporation, with the Corporation being the surviving entity in such merger, pursuant to the terms of this Agreement and in accordance with the Limited Partnership Act (the “Merger”);

WHEREAS, the form, terms and provisions of and the transactions contemplated by this Agreement have also been approved by the Sole Holdings Owners and the Sole Corporation Owner; and

WHEREAS, the Merger is intended to be treated as part of a transaction described in Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Corporation and Holdings hereby agree as follows:

ARTICLE I

THE MERGER

(a) Subject to and in accordance with the provisions of this Agreement, a Certificate of Merger shall be executed and acknowledged by the Corporation and thereafter delivered to the Secretary of State of Delaware for filing, as provided in Section 263(c) of the DGCL and Section 17-211(c) of the Limited Partnership Act. The Merger shall become effective at the same time and at such time as the Certificate of Merger is filed as required by law with the Secretary of State of Delaware (the “Effective Time”). At the Effective Time, (a) Holdings shall be merged with and into the Corporation; (b) the separate existence of Holdings shall cease; and (c) the Corporation shall survive the Merger and shall continue to be governed by the laws of the State of Delaware. The Corporation shall be, and is herein sometimes referred to as, the “Surviving Entity.” The name of the Surviving Entity shall remain “Planet Fitness, Inc.”

(b) Prior to and after the Effective Time, the General Partner, officers and directors of the parties, as applicable, shall take all such actions as may be necessary or appropriate in order to effectuate the Merger. In the event that at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full title to all properties, assets, rights, approvals, and immunities and franchises of Holdings, the General Partner, officers and directors of the parties, as applicable, as of the Effective Time shall take all such further action.

ARTICLE II

EFFECT ON SHARES AND PARTNERSHIP INTERESTS

(a) Conversion of Holdings Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the Corporation, Holdings, the Sole Holdings Owners or the Sole Corporation Owner, each interest in Holdings outstanding immediately prior to the Merger shall be converted into an equivalent amount of shares of Class A common stock of the Corporation such that, following the Merger, the Sole Holdings Owners hold shares of Class A common stock of the Corporation with such rights as may be set forth in the Certificate of Incorporation and Bylaws of the Corporation (as amended from time to time, the “Governing Documents”).

(b) Redemption of Class A Shares of the Corporation. At the Effective Time, by virtue of the Merger and without any action on the part of the Corporation or the Sole Corporation Owner, the one hundred (100) shares of Common Stock held by the Sole Corporation Owner shall be redeemed for par value.

ARTICLE III

GOVERNING DOCUMENTS OF THE SURVIVING ENTITY

The Governing Documents as of immediately prior to the Effective Time shall be the governing documents of the Surviving Entity from and after the Effective Time until amended in accordance with their terms and applicable law.

ARTICLE IV

MANAGEMENT OF THE SURVIVING ENTITY

The Board of Directors of the Corporation as of immediately prior to the Effective Time shall be the Board of Directors of the Surviving Entity from and after the Effective Time to serve in accordance with the Governing Documents, or as otherwise provided by applicable law. The officers of the Corporation at the Effective Time shall be the officers of the Surviving Entity immediately after the Effective Time and will hold office from and after the Effective Time in accordance with the Governing Documents, or as otherwise provided by applicable law.

ARTICLE V

EFFECTIVE TIME OF THE MERGER

From and after the date hereof, this Agreement, the Merger and the other transactions contemplated hereby shall be irrevocable on the parties hereto and their respective controlling persons, and the parties shall do all such acts and things as are necessary or desirable in order to make the Effective Time with respect to the Merger the earlier of (1) the time of pricing of the initial public offering of the Corporation (the “IPO”) and (2) 11:59 P.M., New York time, on March 31, 2016. If, prior to the pricing of the IPO, the Board of Directors of the Corporation determines to abandon the IPO, then this Agreement shall remain in full force and effect and the Effective Time shall be 11: 59 P.M., New York time, on March 31, 2016. From and after the date hereof, this Agreement, the Merger and the other transactions contemplated hereby also shall be binding and irrevocable on the Sole Holdings Owners and their controlling persons and the Sole Corporation Owner, and the consents of the Sole Holdings Owners and the Sole Corporation Owner may not be withdrawn.

ARTICLE VI

MISCELLANEOUS

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws.

(b) This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument. A facsimile signature page (or signature page in similar electronic form) hereto shall be treated by the parties for all purposes as equivalent to a manually signed signature page.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation and Holdings, pursuant to approval and authorization duly given by resolutions adopted by the Board of Directors of the Corporation, the General Partner of Holdings, the Sole Corporation Owner and the Sole Holdings Owners, have each caused this Agreement and Plan of Merger to be executed as of the date first written above.

PLANET FITNESS HOLDINGS, L.P.
By:	TSG6 Management L.L.C.,
its general partner

By:
Name:	Pierre LeComte
Title:	Authorized Signatory

PLANET FITNESS, INC.

By:
Name:	Christopher Rondeau
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit B

Form of Recapitalization Agreement

Attached.

RECAPITALIZATION AGREEMENT

This Recapitalization Agreement (this “Agreement”), dated as of [    ], 2015, is entered into by and among Planet Fitness, Inc., a Delaware corporation (“Planet”), Pla-Fit Holdings, LLC, a Delaware limited liability company (“Pla-Fit”), the Continuing LLC Owners (as defined herein) and the Direct TSG Investors (as defined herein). The parties hereto are collectively referred to herein as the “Parties.”

WHEREAS, the Board of Directors of Planet (the “Board”) has determined to effect an underwritten initial public offering (the “IPO”) of shares of Planet’s Class A Common Stock (as defined below);

WHEREAS, the Parties desire to and hereby agree to effect the Recapitalization Transactions (as defined below) following the pricing of the IPO and prior to the registration of Planet’s shares of Class A Common Stock under the Exchange Act, subject to the terms and conditions herein; and

WHEREAS, in connection with the consummation of the Recapitalization Transactions and in contemplation of the IPO, the applicable Parties hereto shall enter into the Recapitalization Documents (as defined below).

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Definitions. As used herein, the following terms shall have the following meanings:

“Affiliate” when used with reference to another Person means any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such other Person. In addition, Affiliates of any Person that is an entity shall include all the directors, managers, officers and employees of such entity in their capacities as such.

“Agreement” has the meaning set forth in the preamble hereof.

“Board” has the meaning set forth in the Recitals hereof.

“Class A Common Stock” shall mean Class A Common Stock, par value $0.0001 per share, of Planet.

“Class B Common Stock” shall mean Class B Common Stock, par value $0.0001 per share, of Planet.

“Class B Issuance” has the meaning set forth in Section 3.c hereof.

“Class T Units” means the Class T Units of Pla-Fit as defined in the Existing LLC Agreement.

“Class O Units” means the Class O Units of Pla-Fit as defined in the Existing LLC Agreement.

“Class M Units” means the Class M Units of Pla-Fit as defined in the Existing LLC Agreement.

“Common Units” means the common units of Pla-Fit following the Reclassification.

“Continuing LLC Owners” means the holders of Common Units other than Planet and its Subsidiaries.

“Continuing LLC Owners Tax Receivable Agreement” has the meaning set forth in Section 3.e hereof.

“Direct TSG Investors” means TSG PF Co-Investors A, L.P. and TSG6 AIV II-A, L.P.

“Direct TSG Investors Tax Receivable Agreement” has the meaning set forth in Section 3.e hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Pla-Fit Holdings, LLC, dated November 5, 2012, as amended and restated on November 8, 2012 and further amended on April 10, 2013 and October 11, 2013.

“Form 8-A Effective Time” means the date and time on which the Form 8-A Registration Statement becomes effective.

“Form 8-A Registration Statement” means the registration statement on Form 8-A filed by Planet under the Exchange Act with the SEC to register the Class A Common Stock.

“Holdings” means Planet Fitness Holdings, L.P.

“IPO” has the meaning set forth in the Recitals hereof.

“IPO Closing” means the closing of the sale of the shares of Class A Common Stock in the IPO (without giving effect to any exercise of the underwriters’ option to purchase additional shares).

“Merger” has the meaning set forth in Section 3.a hereof.

“Merger Agreement” means the Agreement and Plan of Merger, dated May [    ], 2015, by and among Planet and Holdings.

“New LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Pla-Fit Holdings, LLC, dated the date hereof.

“Parties” has the meaning set forth in the preamble hereof.

“Person” means an individual, a partnership, a joint venture, an association, a corporation, a trust, an estate, a limited liability company, a limited liability partnership, an unincorporated entity of any kind, a governmental entity or any other legal entity.

“Pla-Fit” has the meaning set forth in the preamble hereof.

“Planet” has the meaning set forth in the preamble hereof.

“Planet Charter” has the meaning set forth in Section 3.a hereof.

“Pricing” means such date and time as the Board or the pricing committee thereof determines.

“Recapitalization Documents” means the agreements and documents identified in Section 3 hereof and all other agreements and documents entered into in connection with the Recapitalization Transactions identified by the board of managers of Pla-Fit.

“Recapitalization Transactions” has the meaning set forth in Section 3 hereof.

“Reclassification” has the meaning set forth in Section 3.b.i hereof.

“Registration Rights Agreement” has the meaning set forth in Section 4.c hereof.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Stockholders Agreement” has the meaning set forth in Section 3.e hereof.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall control the management of any such limited liability company, partnership, association or other business entity.

2. Other Definitional Provisions. In this Agreement, unless otherwise specified or where the context otherwise requires:

a.	the headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement;

b.	words importing any gender shall include other genders;

c.	words importing the singular only shall include the plural and vice versa;

d.	the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”;

e.	the words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;

f.	references to “Sections” shall be to Sections of or to this Agreement;

g.	references to any Person include the successors and permitted assigns of such Person;

h.	the use of the words “or,” “either” and “any” shall not be exclusive;

i.	wherever a conflict exists between this Agreement and any other agreement among parties hereto, this Agreement shall control but solely to the extent of such conflict;

j.	references to “$” or “dollars” means the lawful currency of the United States of America;

k.	references to any agreement, contract or schedule, unless otherwise stated, are to such agreement, contract or schedule as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; and

l.	the parties hereto have participated collectively in the negotiation and drafting of this Agreement; accordingly, in the event an ambiguity or question of intent or interpretation arises, it is the intention of the parties that this Agreement shall be construed as if drafted collectively by the parties hereto, and that no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

3. Recapitalization. Subject to the terms and conditions set forth herein, and on the basis of and in reliance upon the representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree to take the following actions described in this Section 3 in the order in which they appear below (collectively, the “Recapitalization Transactions”), which the Parties agree shall occur on the date hereof following the Pricing and prior to the Form 8-A Effective Time.

a.	Merger of Holdings into Planet; Adoption of Charter and Bylaws.

i.	Planet shall adopt and file with the Secretary of State of the State of Delaware a restated certificate of incorporation, substantially in the form attached hereto as Exhibit A (the “Planet Charter”).

ii.	Planet shall adopt amended and restated bylaws, substantially in the form attached hereto as Exhibit B.

iii.	Pursuant to the Merger Agreement, Holdings shall merge with and into Planet, with Planet as the surviving entity (the “Merger”), and as consideration for the Merger, the Direct TSG Investors, as limited partners of Holdings, shall receive a number of shares of Class A Common Stock equal to the value of their limited partnership interests in Holdings immediately prior to the Merger.

b.	Reclassification; Amendment and Restatement of Pla-Fit LLC Agreement.

i.	Immediately following the Merger, the issued and outstanding Class T Units, Class O Units and Class M Units shall be reclassified into a number of Common Units as calculated by the board of managers of Pla-Fit based on the terms determined at Pricing (the “Reclassification”); provided, however that any Common Units converted from Class M Units subject to vesting conditions as of the date hereof will be subject to such same vesting conditions.

ii.	No fractional Common Units of Pla-Fit shall be issued. In lieu of fractional Common Units of Pla-Fit, a Party otherwise entitled to a fractional interest in a Common Unit of Pla-Fit shall receive the nearest whole number of Common Units of Pla-Fit (with fractions equal to exactly 0.5 being rounded up).

iii.	Pla-Fit shall admit Planet as a member of Pla-Fit, with Planet initially holding zero Common Units directly in Pla-Fit, and Pla-Fit shall designate Planet as the sole managing member of Pla-Fit.

iv.	The board of managers of Pla-Fit shall adopt the New LLC Agreement, substantially in the form attached hereto as Exhibit C, to give effect to the foregoing. Upon adoption of the New LLC Agreement, each of the Parties hereto irrevocably and unconditionally waives any rights or claims it had pursuant to the Existing LLC Agreement.

c.	Issuance of Class B Common Stock. Immediately following the Reclassification and pursuant to the Planet Charter, Planet will issue to each holder of Common Units (other than any holder of Common Units that is Planet or a Subsidiary of Planet) a number of shares of Class B Common Stock equal to the number of Common Units of Pla-Fit then held by such holder (the “Class B Issuance”).

d.	Execution of Exchange Agreement. Immediately following the Class B Issuance, Planet, Pla-Fit and the Continuing LLC Owners will enter into an Exchange Agreement, substantially in the form attached hereto as Exhibit D.

e.	Execution of Additional Agreements. The applicable Parties shall also enter into the following agreements:

i.	Planet, the Continuing LLC Owners and the Direct TSG Investors shall enter into the Registration Rights Agreement, substantially in the form attached hereto as Exhibit E (the “Registration Rights Agreement”).

ii.	Planet, the Continuing LLC Owners affiliated with TSG Consumer Partners, LLC and the Direct TSG Investors shall enter into the Stockholders Agreement, substantially in the form attached hereto as Exhibit F (the “Stockholders Agreement”).

iii.	Planet, Pla-Fit and the Continuing LLC Owners shall enter into the Continuing LLC Owners Tax Receivable Agreement, substantially in the form attached as Exhibit G (the “Continuing LLC Owners Tax Receivable Agreement”).

iv.	Planet, Pla-Fit and the Direct TSG Investors shall enter into the Direct TSG Investors Tax Receivable Agreement, substantially in the form attached as Exhibit H (the “Direct TSG Investors Tax Receivable Agreement”).

4. Consent to the Recapitalization Transactions and the IPO.

a.	Each of the Parties hereto hereby acknowledges, agrees and consents to all of the Recapitalization Transactions. Each of the Parties hereto shall take all action necessary or appropriate in order to effect, or cause to be effected, to the extent within its control, each of the Recapitalization Transactions and the IPO.

b.	The Parties hereto shall deliver to each other, as applicable, prior to the Form 8-A Effective Time, executed original copies of each of the Recapitalization Documents to which it is a Party, together with any other documents and instruments necessary or desirable to be delivered in connection with the Recapitalization Transactions.

5. No Liabilities in Event of Termination; Certain Covenants. In the event that Planet determines to abandon the IPO after the occurrence of some or all of the events described in Section 3, the Parties agree, as applicable, (a) to amend the applicable Recapitalization Documents so that the governance, transfer restrictions, liquidity rights and other provisions therein with respect to Pla-Fit and each of its respective direct and indirect subsidiaries correspond in the aggregate in all substantive respects with the provisions contained in the Existing LLC Agreement and (b) to the extent possible and without material adverse effect on any Party, to rescind the other transfers, exchanges and other actions described in Section 3 and consummated prior to such abandonment. For the avoidance of doubt, in the event that Planet determines to abandon the IPO, the Merger shall nonetheless be consummated at the time specified in, and in accordance with, the Merger Agreement.

6. Representations, Warranties and Agreements.

a.	Representations and Warranties. Each Party hereby represents and warrants to all of the other Parties hereto as follows as of the date of this Agreement, and as of the date of the Recapitalization Transactions:

i.	To the extent such Party is not an individual, such Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation. The execution, delivery and performance by such Party of this Agreement and of the applicable Recapitalization Documents, to the extent a Party thereto and to the extent such Party is not an individual, has been duly authorized by all necessary action.

ii.	To the extent such Party is not an individual, such Party has the requisite power, authority and legal right to execute and deliver this Agreement and each of the Recapitalization Documents, to the extent a Party thereto, and to consummate the transactions contemplated hereby and thereby, as the case may be.

iii.	This Agreement and each of the Recapitalization Documents to which it is a Party has been (or when executed will be) duly executed and delivered by such Party and constitute the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

iv.	Neither the execution, delivery and performance by such Party of this Agreement and the applicable Recapitalization Documents, to the extent a Party thereto, nor the consummation by such Party of the transactions contemplated hereby, nor compliance by such Party with the terms and provisions hereof, will, directly or indirectly (with or without notice or lapse of time or both), (i) contravene or conflict with, or result in a breach or termination of, or constitute a default under (or with notice or lapse of time or both, result in the breach or termination of or constitute a default under) the organization documents of such Party (to the extent such Party is not an individual), (ii) constitute a violation by such Party of any existing requirement of law applicable to such Party or any of its properties, rights or assets or (iii) require the consent or approval of any Person, except in the case of clauses (ii) and (iii), as would not reasonably be expected to result in, individual or in the aggregate, a material adverse effect on the ability of such Party to consummate the transaction contemplated by this Agreement.

v.	Such Party (either alone or together with its advisors) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the Recapitalization Transactions. Such Party has had the opportunity to ask questions and receive answers concerning the terms and conditions of the Recapitalization Transactions and has had full access to such other information concerning the Recapitalization Transactions as it has requested. Such Party has received all information that it believes is necessary or appropriate in connection with the Recapitalization Transactions. Such Party is an informed and sophisticated party and has engaged, to the extent such Party deems appropriate, expert advisors experienced in the evaluation of transactions of the type contemplated hereby. Such Party is an accredited investor as that term is defined in Regulation D under the Securities Act. Such Party understands that the securities acquired hereunder have not been registered and agrees to resell such securities pursuant to registration under the Securities Act, pursuant to an available exemption from registration, or, if applicable, in accordance with the provisions of Regulation S under the Securities Act.

b.	Certain Agreements. Each holder of Common Units hereby agrees:

i.	not to transfer shares of Class B Common Stock except when transferring a corresponding number of Common Units in accordance with the New LLC Agreement.

ii.	Certificates or book entries evidencing the shares of Class B Common Stock may bear such restrictive legends as Planet may deem necessary or advisable under applicable law or pursuant to this Agreement, including, without limitation, the following legends:

“THE TRANSFER OF SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS SPECIFIED IN THE RECAPITALIZATION AGREEMENT, DATED AS OF [            ], 2015, AMONG PLANET FITNESS, INC. AND THE OTHER PARTIES LISTED THEREIN, AS IT MAY BE AMENDED, SUPPLEMENTED AND/OR RESTATED FROM TIME TO TIME.

THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE, AND ARE BEING OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE SECURITIES ACQUIRED HEREUNDER MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED

UNDER THE SECURITIES ACT AND OTHER APPLICABLE LAWS PURSUANT TO REGISTRATION OR EXEMPTION FROM REGISTRATION REQUIREMENTS THEREUNDER.”

7. Miscellaneous.

a.	Amendments and Waivers. This Agreement may be modified, amended or waived only with the written approval of the Board, provided, however, that an amendment or modification that would affect any other Party in a manner materially and disproportionately adverse to such Party shall be effective against such Party so materially and adversely affected only with the prior written consent of such Party, such consent not to be unreasonably withheld or delayed. The failure of any Party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such Party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

b.	Successors, Assigns and Transferees. This Agreement shall bind and inure to the benefit of and be enforceable by the Parties hereto and their respective successors and assigns.

c.	Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified; (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day, provided that a copy of such notice is also sent via nationally recognized overnight courier, specifying next day delivery, with written verification of receipt; (c) three days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery with written verification of receipt. All communications shall be sent to such Party’s address as set forth below or at such other address as the Party shall have furnished to each other Party in writing in accordance with this provision:

If to Planet or Pla-Fit, to it at:

c/o Pla-Fit Holdings, LLC

26 Fox Run Road

Newington, NH 03801

Attention:	Richard L. Moore
Facsimile:	(603) 957-4625
Email:	richard.moore@pfhq.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Attention:	David Fine
Facsimile:	(617) 235-0300
E-mail:	david.fine@ropesgray.com

d.	Further Assurances. At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other Party, to execute and deliver any further instruments or documents and to take all such further action as another Party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.

e.	Entire Agreement. Except as otherwise expressly set forth herein, this Agreement, together with the Recapitalization Documents, embodies the complete agreement and understanding among the Parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the Parties, written or oral, that may have related to the subject matter hereof in any way.

f.	Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by the laws of the state of Delaware. To the fullest extent permitted by law, no suit, action or proceeding with respect to this Agreement may be brought in any court or before any similar authority other than in the Delaware Chancery Court, and the Parties hereto hereby submit to the exclusive jurisdiction of such courts for the purpose of such suit, proceeding or judgment. To the fullest extent permitted by law, each Party hereto irrevocably waives any right it may have had to bring such an action in any other court, domestic or foreign, or before any similar domestic or foreign authority. Each of the Parties hereto hereby irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement and for any counterclaim herein.

g.	Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

h.	Enforcement. Each Party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching Party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.

i.	No Third-Party Beneficiaries. This Agreement shall be solely for the benefit of the Parties and no other Person or entity shall be a third Party beneficiary hereof.

j.	Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. A facsimile signature page (or signature page in similar electronic form) hereto shall be treated by the parties for all purposes as equivalent to a manually signed signature page.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PLANET FITNESS, INC.

By:
Name:	Christopher Rondeau
Title:	Chief Executive Officer

PLA-FIT HOLDINGS, LLC

By:
Name:	Christopher Rondeau
Title:	Chief Executive Officer

[Signature Page to Recapitalization Agreement]

TSG PF INVESTMENT LLC

By:
Name:
Title:

TSG PF INVESTMENT II LLC

By:
Name:
Title:

[OTHER CONTINUING LLC OWNERS]

TSG AIV II-A L.P.

By:
Name:
Title:

TSG PF CO-INVESTORS A, L.P.

By:
Name:
Title:

[Signature Page to Recapitalization Agreement]

EXHIBIT A

PLANET RESTATED CERTIFICATE OF INCORPORATION

EXHIBIT B

PLANET AMENDED AND RESTATED BYLAWS

EXHIBIT C

PLA-FIT NEW LLC AGREEMENT

EXHIBIT D

EXCHANGE AGREEMENT

EXHIBIT E

REGISTRATION RIGHTS AGREEMENT

EXHIBIT F

STOCKHOLDERS AGREEMENT

EXHIBIT G

CONTINUING LLC OWNERS TAX RECEIVABLE AGREEMENT

EXHIBIT H

DIRECT TSG INVESTORS TAX RECEIVABLE AGREEMENT